UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 8)

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

RUCKUS WIRELESS, INC.

(Names of Subject Company)

STALLION MERGER SUB INC.

(Offeror)

BROCADE COMMUNICATIONS SYSTEMS, INC.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

781220108

(CUSIP Number of Class of Securities)

Ellen A. O’Donnell

Senior Vice President, General Counsel and Corporate Secretary

Brocade Communications Systems, Inc.

130 Holger Way

San Jose, CA 95134-1376

(408) 333-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Rob R. Carlson

Claudia K. Simon

Paul Hastings LLP

1117 S. California Avenue

Palo Alto, CA 94304

(650) 320-1800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,395,886,791.12	$140,565.80***

*	Estimated solely for the purpose of calculating the filing fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on the product of (i) $13.63, the average of the high and low sales prices per share of common stock of Ruckus Wireless, Inc. (“Ruckus”) on April 22, 2016, as reported by the NYSE, and (ii) 102,412,824 (the estimated number of shares of Ruckus common stock estimated to be outstanding immediately prior to the consummation of the offer and the merger (including shares of Ruckus common stock that may become outstanding as a result of the exercise of vested options of Ruckus and the vesting of restricted stock units of Ruckus and issuance of shares pursuant to Ruckus’ 2012 Employee Stock Purchase Plan)).
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0001007 multiplied by the estimated transaction value.
***	Previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $74,047.13	Filing Party: Brocade Communications Systems, Inc.
Form or Registration No.: Form S-4	Date Filed: April 29, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 8 (this “Amendment No. 8”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on April 29, 2016 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), by Brocade Communications Systems, Inc., a Delaware corporation (“Brocade”), and Stallion Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Brocade (the “Offeror”). The Schedule TO relates to the offer by the Offeror to exchange for each outstanding share of common stock, $0.001 par value per share, of Ruckus Wireless, Inc., a Delaware corporation (“Ruckus”), (a) $6.45 in cash and (b) 0.75 of a share of Brocade common stock, plus cash in lieu of any fractional shares of Brocade common stock, without interest and less any applicable withholding taxes (such consideration, the “transaction consideration,” and such offer, on the terms and subject to the conditions and procedures set forth in the Prospectus/Offer to Exchange (as defined below), and in the Letter of Transmittal (as defined below), together with any amendments or supplements thereto, the “Offer”).

Brocade has filed with the SEC a Registration Statement on Form S-4 dated April 29, 2016 (the “Registration Statement”) and Amendment No. 1 to the Registration Statement on Form S-4 dated May 19, 2016 (“Amendment No. 1 to the Registration Statement”), relating to the offer and sale of shares of Brocade common stock to be issued to holders of shares of Ruckus common stock validly tendered and not validly withdrawn in the Offer. The terms and conditions of the Offer are set forth in the prospectus/offer to exchange, which is a part of Amendment No. 1 to the Registration Statement and filed as Exhibit (a)(4) hereto (the “Prospectus/Offer to Exchange”), and the related letter of transmittal, which is filed as Exhibit (a)(1)(A) hereto (the “Letter of Transmittal”). Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus/Offer to Exchange and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by Brocade or the Offeror, is hereby expressly incorporated into the Schedule TO by reference in response to items 1 through 11 of the Schedule TO and is supplemented by the information specifically provided for in the Schedule TO. The Agreement and Plan of Merger, dated as of April 3, 2016, by and among Brocade, Ruckus and the Offeror (the “Merger Agreement”), a copy of which is filed as Exhibit (d)(1) to the Schedule TO, is incorporated into the Schedule TO by reference.

All information regarding the Offer as set forth in the Schedule TO, including all exhibits and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 8, except that such information is hereby amended and supplemented to the extent specifically provided for herein and to the extent amended and supplemented by the exhibits filed herewith. Capitalized terms used but not defined in this Amendment No. 8 have the meanings ascribed to them in the Schedule TO.

Items 1 through 11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented by adding the following information:

At 12:00 midnight, Eastern time, at the end of May 26, 2016, the Offer expired as scheduled and was not extended. The Offeror was advised by the depositary and exchange agent for the Offer, that as of the expiration of the Offer, a total of 53,714,146 shares of Ruckus common stock were validly tendered and not validly withdrawn in the Offer, representing approximately 58.3% of Ruckus’ outstanding shares of common stock. The number of shares of Ruckus common stock validly tendered and not validly withdrawn pursuant to the Offer satisfied the condition to the Offer that Ruckus stockholders must have validly tendered and not validly withdrawn, in accordance with the terms of the Offer and prior to the expiration of the Offer, a number of shares of Ruckus common stock that, together with any shares of Ruckus common stock then owned by Brocade, the Offeror or Brocade’s other subsidiaries, represents at least a majority of all then-outstanding shares of Ruckus common stock, and all other conditions to the Offer were satisfied. Accordingly, the Offeror accepted for exchange, and will promptly exchange, all 53,714,146 shares of Ruckus common stock validly tendered and not validly withdrawn in the Offer, for the transaction consideration.

Following the consummation of the Offer, Brocade and the Offeror completed the acquisition of Ruckus pursuant to the terms of the Merger Agreement, through the merger of the Offeror with and into Ruckus in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with Ruckus continuing as the surviving corporation (the “Merger”). In the Merger, each share of Ruckus common stock that was issued and outstanding immediately prior to the effective time of the Merger (other than any shares of Ruckus common stock with respect to which appraisal rights under the DGCL had been properly exercised and any shares of Ruckus common stock owned, directly or indirectly, by Brocade, Ruckus (including shares of Ruckus common stock held as treasury stock or otherwise) or the Offeror) was converted, at the effective time of the Merger, into the right to receive the transaction consideration.

Following the Merger, all shares of Ruckus common stock will be delisted from the New York Stock Exchange and deregistered under the Securities Exchange Act of 1934, as amended.

On May 27, 2016, Brocade issued a press release announcing the expiration and the results of the Offer and the consummation of the Merger. A copy of the press release is attached as Exhibit (a)(5)(V) hereto and incorporated by reference herein.

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(V)	Press release issued by Brocade Communications Systems, Inc. on May 27, 2016, announcing the expiration and results of the Offer and the consummation of the Merger*

*	Filed herewith.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2016

STALLION MERGER SUB INC.

By:	/s/ Ellen A. O’Donnell
Name:	Ellen A. O’Donnell
Title:	Secretary

BROCADE COMMUNICATIONS SYSTEMS, INC.

By:	/s/ Ellen A. O’Donnell
Name:	Ellen A. O’Donnell
Title:	Senior Vice President, General Counsel and Corporate Secretary